# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### April 28, 2010

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Reeds, Inc.

### File No. 001-32501 – CF No. 24600

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      Reeds, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to an amended Form 10-Q filed on December 7, 2009, and as further amended on December 18, 2009, and April 6, 2010.

      Based on representations by Reeds, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

            Exhibit 10.1           through November 1, 2011

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel